UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Date of report: May 8, 2023

ESCO TECHNOLOGIES, INC.

(Exact name of the registrant as specified in its charter)

Missouri	1-10596
(State or other jurisdiction of incorporation)	(Commission File Number)

9900A Clayton Road

St. Louis, Missouri 63124-1186

(Address of principal executive offices) (Zip code)

David M. Schatz, Senior Vice President and General Counsel

(314) 213-7200

(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

☐  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, ESCO Technologies Inc. (“ESCO”) is filing this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report. This Form SD and the Conflict Minerals Report, as well as ESCO’s Conflict Minerals Policy, are posted and publicly available on ESCO’s corporate website,www.escotechnologies.com. Information contained on ESCO’s website does not constitute part of this Form SD or its Exhibits.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is provided as Exhibit 1.01.

Section 2. Resource Extraction Issuer Disclosure

N/A

Section 3. Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of ESCO Technologies Inc. for Calendar Year 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ESCO TECHNOLOGIES INC.

By	s/ David M. Schatz	May 8, 2023
David M. Schatz
Senior Vice President,
Secretary and General Counsel